EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Trustees
Hasbro, Inc. Retirement Savings Plan:

We consent to incorporation by reference in registration statement No. 333-34282 on Form S-8 of the Hasbro, Inc. Retirement Savings Plan of our report dated June 16, 2006, relating to the statement of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplementary schedule, which report appears in the December 31, 2005 annual report on Form 11-K of the Hasbro, Inc. Retirement Savings Plan.

/s/ KPMG LLP

Providence, Rhode Island

June 23, 2006